SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q10

Results Release

Teleconferences

Portuguese (Click here to access the webcast)
August 16, 2010
11:00 am (Brazil time)
10:00 am (US EDT)

Phone: 0800 891-5822 (Calls from Brazil)
Phone: + 1 857.350.1605 (For calls made from abroad)
Password: 93887512

Replay: + 1 617-801-6888
Available from Aug/16 until Aug/23
Password: 28431123

English (Click here to access the webcast)
August 16, 2010
12:30 pm (Brazil time)
11:30 am (US EDT)

Phone: + 1 617.213.8893
Password: 92645223

Replay: + 1 617-801-6888
Available from Aug/16 until Aug/23
Password: 17660526

A STAR ALLIANCE MEMBER

São Paulo, August 12, 2010 (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the second quarter of 2010 (2Q10). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards issued by IASB).

Highlights

Sales efforts

We launched our new retail project, which includes new products, selling tickets through the Casas Bahia retail chain, and a marketing campaign featuring Ivete Sangalo are some of the new measures being taken to increase demand, especially to the new Brazilian middle class. We want to continue being the airline of the business travelers, but we also want to attract all kind of passengers. We will strengthen our efforts to make plane tickets increasingly more accessible to the overall Brazilian population.

With this new project we launched a new campaign Você vai e vai de TAM (You go and go by TAM). The campaign includes a set of pieces to be displayed for 18 months, in order to have a more consistent presence in the media.

This project is based on the strategic value of working with leisure passengers. We believe that the mix of that kind of passengers will rise from approximately 30% of Brazilian market to 40% in a period of five or six years. To attract this new audience, we must work on three fronts: communication; sales channels (therefore the importance of partnership with Casas Bahia), and payments channels (today we are the airline that offers more choices of payment and now will be possible to buy tickets in up to 12 installments using the ItaúCard/TAM card and the Casas Bahia credit).

We implemented in our website new possibilities to buy tickets with more conveniences and benefits. We now offer the multi-segment ticket, which offers the choice to search for flights and fares to several airports in a single transaction. We launched the international fare bundles, designed to fit the needs of each client, both who purchases a ticket based on price and the business travelers who flies frequently and requires more flexibility and benefits. We also offer the Giro TAM, a single ticket that allows making three stops before reaching the final destination, specially designed to young travelers.

We are now offering two innovations on board, bringing more comfort to passengers. We launched the Comfort Seat, with more legroom on all flights to the United States, Europe, Santiago, Buenos Aires and Caracas in South America. We have also initiated the second step of the Duty Free on board service on international flights to Buenos Aires, Santiago, Montevideo, Caracas and Lima. The first step was started in all of our long-haul flights to Europe and the United States and also flights to Buenos Aires and Santiago operated with wide body aircraft.

We are expanding issuing tickets options to travel agents and corporate clients with agreements with Sabre and Amadeus to provide all fares and inventory in the Brazilian market through the Global Distribution Systems (GDS). We will however continue using the portal e-TAM, our own distribution channel platform based on Amadeus technology, with the same information of the GDSs.

We are going to open a back office in Hong Kong by the end of this year to support the growth of our activities in Asia, where we serve by codeshare agreements. Our revenue in the Asian market is expected to increase substantially over the next years, based on the new structure in Asia, its local representatives and our entry into Star Alliance.

We signed new codeshare agreements with Continental Airlines and Swiss Airways, both Star Alliance members. The partnership with Continental includes several routes within the United States, Brazil and between the two countries. With the partnership with Swiss Airways, customers can depart from São Paulo and Rio de Janeiro with TAM, make a connection flight in Paris with SWISS and land in Zurich, enjoying several benefits.

Corporate governance

We have completed another phase in our organizational restructuring, with the acquisition of TAM Milor, the owner of TAM brand and correlated brands used by TAM S.A., TAM Airlines and other colligated companies. The purchase process is through TAM Linhas Aéreas SA, and amounts R$ 169,877,000.00, 15% paid in cash on the date of signature of the share purchase and sale contract, and the remaining 85% represented by promissory notes in favor to the selling parties. This credit will be used by the selling parties for increasing TAM S.A. capital, within the limit of authorized capital, with the issuance of new common shares, paying the debt of TAM Linhas Aéreas SA. The capital increase shall amount R$144,395,450,00 upon the issuance of 5,621,634 new common shares at the issuance price of R$ 25.69 per common share The period for the performance of the preemptive right started on August 2, 2010 and is up to August 31, 2010, inclusively.

With this, we expect several benefits such as:

• Improve corporate governance: We are eliminating related party transactions with the same income distribution flow by paying dividends for all shareholders at the same time.

• Cash Flow: Perpetual reduction of about R$ 17 million per year, adjusted by IGP-M. Besides, we will have a cash inflow for the payment of royalties by TAM Executive Aviation and TAM Vacations franchises.

• Incorporation of a valuable asset: We are incorporating the 17th most valuable brand in the country and first in the airline industry, valued at R$ 347 million, according to a recent study of the global consultancy Interbrand. Moreover, we estimate that to reset the brand, we would have a cost about R$ 250 million. Another important point is that our investments in advertising and strengthening of the brand will be made on an asset owned by TAM.

Debentures (Subsequent event)

We increased the amortization periods and payment of interest related to 600 simple and nonconvertible debentures with unitary nominal value of R$ 1,000.00, amounting R$ 600 million, issued on July 24, 2009 in a public offering with limited efforts distribution to qualified investors, pursuant to CVM Instruction 476 , and which will expire on July 24, 2013. By consensus with Banco do Brasil, the company's partner in this financial transaction, the debentures interest initially established based on the idex equivalent to 126.5% of CDI rate were reduced to 124% of CDI.

The maturity was postponed by four years, from July 24, 2013 to July 24, 2017, and the amortizations of the nominal value of securities increased from quarterly to semiannual payments and, additionally, the first payment, originally scheduled for July 24, 2010 was postponed by 18 months to January 24, 2012, with positive impact on the cash flow of the company. The frequency of interest payments of debentures, changed from monthly to every six months, also with a favorable impact on cash. We believe that the changes were positive to both sides of the partnership.

Pantanal Airlines

We renewed the visual identity of Pantanal, seeking connection with TAM group. The motivation for the change means more than bringing modernity to the brand, as the alignment of lines and colors make it possible to use the same materials, with simple adaptations to the particularities of each company. Pantanal has created an advertising campaign to promote its new destinations, expanding the supply of seats on existing routes and the arrival of new aircraft in the fleet. At Congonhas airport, Pantanal will keep its three check-in positions and shop tickets, and in Guarulhos, the company will deploy a sales kiosk. The other airports where Pantanal already operates will also have modified their service areas.

We have expanded Pantanal s network and, starting on August 23, will increase the number of destinations in Brazil from six to 17 cities served, increasing its flights and seats supply. With the new network, Pantanal will increase its weekly supply of ASK by more than seven times, from 3 million to around 22 million and will operate 405 flights per week, 84% more than the 220 flights currently operated.

The new network will have 48 flights, of which 23 will be from Congonhas airport in São Paulo, other 23 will be from Guarulhos airport in São Paulo, and two from Brasília. The routes operated using the 45-seater ATR 42 aircraft will fly to and from the Guarulhos airport, while those flying to and from Congonhas and Brasília will use three Airbus aircraft - two A319 (144-seater) and one A320 (174-seater).

The three Airbus aircraft, which have been subleased by TAM Airlines to Pantanal for six months, were in redelivery process, as their leasing agreements were close to expire, and were extended until Pantanal defines the expansion and renewal of its own fleet.

Multiplus Fidelidade

Multiplus customers may benefit from the new partnership signed with Oi, with the possibility to accrual points and redeem awards through the Oi Pontos, the customer relationship program of Oi, largest telecommunications company in Brazil. The partnership with Oi strengthens our positioning of bringing freedom for each customer to accrual and redeem points in the most convenient manner. Customers of Multiplus Fidelidade and it s partners now have the possibility to earn points in more than 125 partners that are distributed in over 10,500 merchants. When redeeming their points, consumers may redeem them on OI products and services, domestic and international air tickets on TAM Airlines, tour packages of TAM Vacations in Brazil and abroad, products and services at Bomclube (Walmart), exclusive advantages in products and services at Km de Vantagens (Postos Ipiranga), books, CDs and DVDs at Mais Cultura (Livraria Cultura), daily rates at A|Club (Accor), and over 300 prize options at Shopping Multiplus.

Multiplus Fidelidade concluded the implementation of Siebel Loyalty, its new technological platform, making possible the management of partner s programs in the same platform. One advantage is the fast exchange of data and information between the various loyalty programs participating in the network. The first program to outsource its operation to this system is the TAM Loyalty Program, turning Multiplus Fidelidade the responsible for consumer information such as statements of points and passwords.

The second quarter results of Multiplus SA can be found at www.multiplusfidelidade.com.br/ir .

MRO

Since its inauguration in 2001 until June 2010, our MRO (Maintenance, Repair and Overhaul) unit in São Carlos, São Paulo state, has performed 1,235 checks. This figure includes C and D checks, the most complete in terms of preventive maintenance, as well as other services for our own and third-party aircraft. With our excellent infrastructure and constantly expansion of our certifications we are fully qualified to perform maintenance services both internally or to other large companies. In 2009, 25% of the checks were undertaken for TAM s MRO clients, including LAN and Avianca (formerly OceanAir).

Besides that, we have been certified by the National Civil Aviation Agency (ANAC) to perform maintenance on ATR-42 aircraft, Allowing us to take full responsibility for maintaining the fleet of Pantanal, besides performing quick repairs to ATR-42 PW 120/121/121A engines and handle certain operational tests, in addition to nickel and silver electroplating. We also received certification from the aviation authority of Canada to provide maintenance services on aircraft registered in that country and its components. These new certifications allow us to expand our supply to third parties services and prospecting new customers in the market.

TAM Vacations

TAM Vacations, our tour operator, emerged 12 years ago as an efficient sales channel of our company and is now preparing itself to grow in a sustainable manner, turning into a franchise network. The purpose is to promote sustainable growth of the network of stores, increase sales, optimize costs and standardize service and visual communication. With the franchising model, we intend to reach 200 stores in two years and achieve a considerable increase in revenue.

We launched the new website of TAM Vacations. Besides the search for pre-defined scripts and the ability to customize the route, the new website allows searches in a much faster and intuitive way. Users can exchange opinions about the destinations served by our tour operator and seek routes according to the segments, such as travel with family, sports, experiences, ecotourism and many others. The new website is also integrated with Google Maps, to search for our stores. The user can also define routes and paths.

Our history

In July, we completed 34 years. The small regional company created by Commander Rolim on July 12, 1976 is now the biggest airline in Brazil, in the way of becoming a global brand with our entry into the Star Alliance. We keep moving forward without forgetting our roots, keeping alive the greatest legacy left by our founder: the Spirit of Serving .

One way to celebrate our 34 years is the reopening of the TAM Museum. Located in São Carlos, the museum is the largest in the world maintained by an airline company and has the largest collection of aviation in Latin America. This collection has 96 historical aircraft, many of them are able to fly. The collection shows the evolution of aviation, and also our history over the years. The museum aims to preserve the memory of aviation through conservation, restoration, acquisition and exchange of objects with historical, artistic and documental value. This project has the benefit of the Federal Law for the Encouragement of Culture (Rouanet Law), founded by the Ministry of Culture to promote cultural and artistic projects.

The reopening of the Museum is being celebrated with the Vintage project, which also captures the essence of our history and our culture. In an unprecedented action in the aviation industry, we adapted two A319 aircraft in every detail and characterized them as if they were old. An aircraft refers to the 1970s, with layout when we were a regional airline. The other is the 1990s painting, the moment of our expansion and brand recognition in the domestic market.

Others

We took first place among transportation companies at the 37th edition of the Melhores e Maiores da EXAME 2010 (Biggest and Best of EXAME Magazine 2010). Besides the first place in Transportation, we also come with the 6th largest payroll in the country, the 8th largest net income and the 4th most profitable. The survey shows us as the 37th largest company in the country in sales. Among the champions of globalization we were also highlighted among the most internationalized Brazilian companies, considering the sales of international tickets.

The largest airline in Greece, Aegean Airlines, joins Star Alliance. With them, the number of alliance members increases to 28 companies. Greece is one of the most required holiday destinations in the world and Aegean Airlines offers the possibility to travel to more than 17 points in the country. Moreover, Aegean Airlines has strategic importance due to its geographical position in the eastern Mediterranean, acting as the main point of access to the European Union in southeastern mainland. With Aegean Airlines, the Star Alliance network in Greece now covers more than 1,500 flights per week to 69 destinations in 27 countries.

Market

			2Q10 vs		2Q10 vs	Jan-Jun	Jan-Jun	1H10 vs
	2Q10	2Q09	2Q09	1Q10	1Q10	2010	2009	1H09
Domestic Market
Industry
ASK (million)	23,794	20,029	18.8%	23,755	0.2%	47,549	39,781	19.5%
RPK (million)	15,034	12,520	20.1%	17,019	-11.7%	32,052	25,123	27.6%
Load Factor (%)	63.2	62.5	0.7 p.p.	71.6	-8.5 p.p.	67.4	63.2	4.3 p.p.

International Market
Industry
ASK (million)	7,605	7,547	0.8%	7,640	-0.5%	15,245	15,163	0.5%
RPK (million)	5,637	4,941	14.1%	5,819	-3.1%	11,456	10,100	13.4%
Load Factor (%)	74.1	65.5	8.6 p.p.	76.2	-2.1 p.p.	75.1	66.6	8.5 p.p.

Domestic Market

The domestic market presented a supply growth (ASK) by 18.8%, when comparing 2Q10 to 2Q09 and 20.1% growth in demand (RPK) in the same period. Due to these facts, the load factor of the industry increased 0.7 percentage points to 63.2% in 2Q10 versus 62.5% in 2Q09.

Historically, the second quarter is the weakest of the year in terms of demand mainly because of the months of April and May, when leisure passengers reduce their participation in the system, and, as a consequence, we observe increasing participation of passengers flying for business purposes. In June, a trend of increasing demand for leisure passengers may already be seen, especially in the second half of the month, boosting load factor rates. Despite the low demand period, we observed in the 2Q10 rationality in the market, in line with our purpose.

International Market

The international market, presented an increase in supply (ASK) by 0.8% comparing 2Q10 with 2Q09, and a 14.1% growth in demand (RPK) comparing with the same period. These factors led to a significant elevation in the load factor by 8.6 percentage points, from 65.5% to 74.1%, in 2Q09 and 2Q10, respectively.

Despite the period of low historic demand, we observe that the market remained heated, registering a slight decrease of 2.1 percentage point in load factor rates over the first quarter. We observed strong demand from Brazilians travelling abroad, encouraged by the appreciation of the real against the dollar and the euro. The demand of foreigners coming to Brazil also remained strong, driven by the global economy.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding, (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicators

			1Q10 vs		2Q10 vs	Jan-Jun	Jan-Jun
	2Q10	2Q09	1Q09	1Q10	1Q10	2010	2009	Variation
(In Reais, except when indicated otherwise)
Operational Income (million)	2,611.4	2,269.6	15.1%	2,603.8	0.3%	5,215.3	4,887.4	6.7%
Total Operating Expenses (million)	2,578.8	2,426.3	6.3%	2,507.6	2.8%	5,086.3	4,912.5	3.5%
EBIT (million)	32.7	(156.7)	-	96.3	-66.0%	128.9	(25.1)	-
EBIT Margin %	1.3	(6.9)	8.2 p.p.	3.7	-2.4 p.p.	2.5	(0.5)	3.0 p.p.
EBITDA (million)	168.1	28.6	488.3%	256.8	-34.5%	424.9	331.6	28.1%
EBITDA Margin %	6.4	1.3	5.2 p.p.	9.9	-3.4 p.p.	8.1	6.8	1.4 p.p.
EBITDAR (million)	289.2	164.7	75.6%	376.4	-23.2%	665.6	640.7	3.9%
EBITDAR Margin %	11.1	7.3	3.8 p.p.	14.5	-3.4 p.p.	12.8	13.1	-0.3 p.p.
Net Income (million)	(154.1)	555.1	-	(58.1)	-165.5%	(212.2)	580.8	-
Total RASK (cents)1	15.4	14.4	7.0%	15.3	0.3%	15.4	15.3	0.2%
Domestic RASK (cents)	13.0	13.0	-0.5%	12.6	2.9%	12.8	13.2	-3.5%
International RASK (cents)	11.1	9.0	22.8%	12.4	-11.1%	11.7	10.7	9.7%
International RASK (USD cents)	6.2	4.3	42.2%	6.9	-10.6%	6.5	4.9	33.8%
Total Yield (cents)1	23.9	23.2	3.1%	22.1	8.2%	23.0	24.2	-4.9%
Domestic Yield (cents)	22.5	22.4	0.6%	19.3	16.5%	20.8	22.8	-8.6%
International Yield (cents)	14.5	13.2	10.1%	16.2	-10.9%	15.4	15.3	0.3%
International Yield (USD cents)	8.1	6.3	27.5%	9.0	-10.4%	8.5	7.0	22.4%
Load Factor %	67.1	64.5	2.6 p.p.	72.1	-5.0 p.p.	69.6	65.8	3.8 p.p.
Domestic Load Factor %	61.2	61.7	-0.5 p.p.	69.3	-8.1 p.p.	65.2	62.9	2.3 p.p.
International Load Factor %	76.4	68.5	7.9 p.p.	76.6	-0.2 p.p.	76.5	70.0	6.4 p.p.
CASK (cents)	15.2	15.4	-1.1%	14.8	2.8%	15.0	15.4	-2.7%
CASK excluding fuel (cents)	10.2	11.4	-10.8%	10.1	1.1%	10.1	11.3	-10.1%
CASK USD (cents)	8.5	7.4	14.5%	8.2	3.4%	8.3	7.0	18.7%
CASK USD excluding fuel (cents)	5.7	5.5	3.2%	5.6	1.7%	5.6	5.1	9.7%
Obs.: RASK is net of taxes and Yield is gross of taxes
[1] Includes revenues from flights, cargo and others

Income Statement

			2Q10 vs		2Q10 vs	Jan-Jun	Jan-Jun	1H10 vs
(In millions of Reais)	2Q10	2Q09	2Q09	1Q10	1Q10	2010	2009	1H09
Operational Income	2,726.0	2,363.0	15.4%	2,708.6	0.6%	5,434.6	5,074.5	7.1%
Pax Revenue	2,160.0	1,870.2	15.5%	2,212.5	-2.4%	4,372.6	4,109.6	6.4%
Domestic	1,427.9	1,286.3	11.0%	1,396.8	2.2%	2,825	2,729	3.5%
International	732.2	583.9	25.4%	815.8	-10.2%	1,548	1,381	12.1%
Cargo	284.8	214.9	32.5%	256.0	11.2%	540.7	423.3	27.7%
Domestic	127.1	110.0	15.6%	115.5	10.0%	242.7	207.9	16.7%
International	157.6	104.9	50.3%	140.4	12.2%	298.0	215.3	38.4%
Other operating sales and/or	281.2	277.8	1.2%	240.1	17.1%	521.3	541.7	-3.8%
services revenue
Loyalty Program	108.1	124.2	-13.0%	134.7	-19.7%	242.8	309.1	-21.5%
Travel and tourism agencies	14.5	20.0	-27.4%	12.9	12.5%	27.4	34.7	-21.0%
Others (includes expired tickets)	158.6	133.7	18.6%	92.6	71.3%	251.1	197.8	26.9%
Sales deductions and taxes	(114.5)	(93.4)	22.7%	(104.8)	9.3%	(219.3)	(187.1)	17.2%
Net Operational Income	2,611.4	2,269.6	15.1%	2,603.8	0.3%	5,215.3	4,887.4	6.7%

Operational Expenses
Fuel	(847.0)	(619.9)	36.6%	(794.8)	6.6%	(1,641.8)	(1,315.0)	24.9%
Selling and marketing expenses	(225.6)	(247.3)	-8.8%	(212.3)	6.2%	(438.0)	(404.9)	8.2%
Aircraft, engine and equipment	(121.1)	(136.1)	-11.0%	(119.6)	1.2%	(240.7)	(309.1)	-22.1%
leasing
Personnel	(534.7)	(506.1)	5.6%	(538.3)	-0.7%	(1,073.0)	(1,027.5)	4.4%
Maintenance and reviews (except
personnel)	(172.2)	(188.6)	-8.7%	(154.1)	11.7%	(326.3)	(398.9)	-18.2%
Outsourced services	(193.0)	(186.1)	3.7%	(195.4)	-1.3%	(388.4)	(389.5)	-0.3%
Landing, take-off and navigation	(140.2)	(156.1)	-10.2%	(146.3)	-4.2%	(286.5)	(301.8)	-5.0%
charges
Depreciation and amortization	(135.4)	(185.3)	-26.9%	(160.6)	-15.7%	(296.0)	(356.8)	-17.0%
Aircraft insurance	(13.2)	(15.9)	-17.1%	(13.1)	0.5%	(26.3)	(31.8)	-17.3%
Other	(196.5)	(184.8)	6.3%	(173.0)	13.6%	(369.5)	(377.2)	-2.0%
Total of operational expenses	(2,578.8)	(2,426.3)	6.3%	(2,507.6)	2.8%	(5,086.3)	(4,912.5)	3.5%

EBIT	32.7	(156.7)	-	96.3	-66.0%	128.9	(25.1)	-
Movements in fair value of fuel
derivatives	(57.2)	311.1	-	10.5	-	(46.7)	248.8	-
Gains (losses) on aircraft
revaluation recognized in the	-	(290.2)	-	-	-	-	(290.2)	-
income statement

Operating Income (loss)	(24.5)	(135.8)	-82.0%	106.8	-	82.3	(66.6)	-
Financial income (expense)	353.1	1,225.0	-71.2%	516.3	-31.6%	869.4	1,486.9	-41.5%
Other net operating expenses	(507.1)	(252.3)	101.0%	(700.2)	27.6%	(1,207.4)	(543.1)	122.3%

Income (loss) before income tax and social contribution	(178.5)	836.9	-	(77.1)	-	(255.6)	877.1	-

Income tax and social contribution	30.5	(281.2)	-	20.8	46.6%	51.4	(295.1)	-
Income (loss) before minority interest	(148.0)	555.7	-	(56.3)	-163.0%	(204.3)	582.1	-
Non-controlling interest	(6.1)	(0.6)	870.8%	(1.8)	243.0%	(7.9)	(1.3)	526.9%

Net Income	(154.1)	555.1	-	(58.1)	-165.5%	(212.2)	580.8	-

Main Revenue and Expenses per ASK

			2Q10 vs		2Q10 vs	Jan-Jun	Jan-Jun	1H10 vs
(In Reais cents per ASK)	2Q10	2Q09	2Q09	1Q10	1Q10	2010	2009	1H09
Operational Income	16.06	14.96	7.3%	15.95	0.6%	16.00	15.91	0.6%
Pax Revenue	12.72	11.84	7.4%	13.03	-2.4%	12.88	12.88	-0.1%
Cargo	1.68	1.36	23.3%	1.51	11.3%	1.59	1.33	20.0%
Other operating sales and/or
services revenue	1.66	1.76	-5.9%	1.41	17.1%	1.54	1.70	-9.6%
Sales deductions and taxes	(0.67)	(0.59)	14.1%	(0.62)	9.3%	(0.65)	(0.59)	10.1%
Net Operational Income (RASK)	15.38	14.37	7.0%	15.34	0.3%	15.36	15.32	0.2%

Operational Expenses
Fuel	(4.99)	(3.93)	27.1%	(4.68)	6.6%	(4.83)	(4.12)	17.3%
Selling and marketing expenses	(1.33)	(1.57)	-15.1%	(1.25)	6.3%	(1.29)	(1.27)	1.6%
Aircraft, engine and equipment	(0.71)	(0.86)	-17.3%	(0.70)	1.2%	(0.71)	(0.97)	-26.9%
leasing
Personnel	(3.15)	(3.20)	-1.7%	(3.17)	-0.7%	(3.16)	(3.22)	-1.9%
Maintenance and reviews (except	(1.01)	(1.19)	-15.1%	(0.91)	11.7%	(0.96)	(1.25)	-23.2%
personnel)
Outsourced services	(1.14)	(1.18)	-3.5%	(1.15)	-1.3%	(1.14)	(1.22)	-6.3%
Landing, take-off and navigation	(0.83)	(0.99)	-16.5%	(0.86)	-4.2%	(0.84)	(0.95)	-10.8%
charges
Depreciation and amortization	(0.80)	(1.17)	-32.0%	(0.95)	-15.7%	(0.87)	(1.12)	-22.1%
Aircraft insurance	(0.08)	(0.10)	-22.8%	(0.08)	0.5%	(0.08)	(0.10)	-22.3%
Other	(1.16)	(1.17)	-1.1%	(1.02)	13.6%	(1.09)	(1.18)	-8.0%
Total of operational expenses (CASK)	(15.19)	(15.36)	-1.1%	(14.77)	2.8%	(14.98)	(15.40)	-2.7%

Spread (RASK - CASK)	0.19	(0.99)	-	0.57	-	0.38	(0.08)	-

Management Report

Gross Revenue

Increase of 15.4% in 2Q10 compared to 2Q09, reaching R$ 2,726 million, due to:

Domestic Revenue

Increase of 11.0% to R$ 1,427.9 million due to an increase in the yield by 0.6%, combined to a growth in demand (in RPKs) of 10.3%. Our supply in ASK increased 11.2%, reducing our load factor rates by 0.5 percentage points to 61.2%. As a combination of these factors, our RASK reduced slightly to R$13.0 cents. In addition to increased yield year over year, we had a significant sequential recovery of 16.5%, reflecting the passenger s profile, with highest concentration of business travelers, our efforts in revenue management and the rationality in the market.

International Revenue

Increase of 25.4% to R$ 732.2 million due to an increase in yield in dollar by 27.6%, while the yield in reais raised 10.1%. The increase of demand by 13.9% and 2.1% in supply, raised our load factor rates by 7.9 percentage points to 76.4%, when we saw the highest rates recorded for the months of May and June in our history. As a result our RASK in reais raised 22.8%, while in dollar showed a significant recovery of 42.2%.

Cargo Revenue

Increase of 32.5%, reaching R$ 284.8 million, as a result of 15.6% increase in the domestic revenue and 50.3% in the international revenue, despite the appreciation of the real by 13.6% in the average of the quarter comparing with the same period last year. We increased the volume of transported cargo and the international prices. It is the result of our dynamic pricing together with the end of the economic crisis, fast recovery of the market and expansion of sales to markets not previously served.

Other Revenues

Increase of 1.2% reaching R$ 281.2 million, due to an increase of 18.6% in revenues of the expired tickets and other, partially offset by the reduction of 13.0% in revenues from sales of loyalty program points mainly due to the appreciation of the real by 13.6% impacting the points sold to the banks that are dollar denominated.

Operational expenses

Increase of 6.3%, to R$ 2,578.8 million in 2Q10 compared to 2Q09, mainly due to fuel expenses. CASK decreased by 1.1% to R$ 15.2 cents and CASK excluding fuel expenses decreased by 10.8% to R$ 10.2 cents.

Fuel

Increase of 36.6% to R$ 847.0 million, mainly by the increase on the average cost per litter by 24.2%, reflecting the 30.6% increase in the average price of WTI (West Texas Intermediate) for the quarter comparing with the same period the last year and the appreciation of the real by 13.6% in the same period. The fuel expenses were also impacted by an increase in volume of fuel consumed by 10.1% due to an increase of 9.9% in the number of flown hours. The increase was partially offset by an increase of 3.2% in the stage length. Per ASK increased by 27.1%.

Sales and marketing

Decrease of 8.8% to R$ 225.6 million. The percentage in relation to net revenues decreased from 10.9% in 2Q09 to 8.6% in 2T10, due to cost optimization, mainly related to marketing expenses. Per ASK decreased by 15.1%.

Aircraft, engine and equipment leasing

Reduction of 11.1% to R$ 121.1 million, mainly due to the appreciation of the real by 13.6% in the average of the quarter comparing with the same period 2009. Per ASK decreased by 17.3%.

Personnel expenses

Increase of 5.6% to R$ 534.7 million, due to the adjustment of the wage with the inflation by 6% in the end of 2009, and because of the 8.7% increase in headcount in the period. This increase was partially offset by the productivity gains resulted from the readjustment of our staff in 2009. Per ASK decreased by 1.7%.

Maintenance and repair (except personnel)

Reduction of 8.7% to R$ 172.2 million, mainly due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period 2009, and the increase of 3.2% in the stage length, partially offset by an increase in our net fleet by 6 aircraft (excluding ATR-42) and increased total flight hours by 9.9%. Per ASK reduced by 15.1%.

Third party services

Increase of 3.7% to R$ 193.0 million, mainly due to the normal growth of our operation and reflecting economies of scale, results of our internal efforts to reduce costs. Per ASK decreased by 3.5%.

Landing, take-off and navigation charges

Decrease of 10.2% to R$ 140.2 million, due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period of 2009 impacting international flights tariffs, partially offset by the 5.3% increase of landings and 8.7% increase in kilometers flown in the quarter. Per ASK decreased by 16.5%.

Depreciation and amortization

Reduction of 26.9% to R$135.4 million, mainly due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period 2009 and by the revaluation of aircraft in 2009, impacting the value of the assets. It was partially offset by an increase of 6 aircraft classified as capital leases. Per ASK decreased by 31.9%.

Aircraft insurance

Decrease of 17.0% to R$ 13.2 million, mainly due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period of 2009. This reduction was partially offset by an increase of 6 aircraft in our fleet (excluding ATR-42), the growth of 8.9% in the number of passengers and by an increase of 5.3% in stage length. Per ASK decreased by 22.8%.

Other

Increase of 6.3% to R$ 196.5 million, following the normal growth of our operation and an increase of 8.9% in the number of transported passengers comparing with the 2Q09. This increase was partially offset by our internal efforts to reduce costs. Per ASK decreased by 1.2%.

Movements in fair value of fuel derivatives

Net expenditure of R$ 57.2 million in 2Q10 against a revenue of R$ 311.1 million in 2Q09, due to the explained in the section financial result and fuel derivatives below.

Aircraft revaluation

As in the 1Q10, we did not revaluate our aircrafts in the 2Q10, because the FX rate was almost stable comparing with the previous quarter, resulting in a non-material impact on that line.

Net Financial Result

Financial expense of R$ 154.0 million in 2Q10 against a revenue of R$ 972.7 million in 2Q09, due to the explained in the section financial result and fuel derivatives below.

Net income

Net loss of R$ 154.1 million due to the above explained, witch represented a negative margin of 5.9% in the 2Q10, versus a positive margin of 23.5% in the 2Q09.

EBIT

Our EBIT margin reached 1.3% to R$ 32.7 million in 2Q10, representing a raise of 8.2 percentage points in relation with the 2Q09, as a result of increase of 15.1% in net revenue combined with an increase of 6.3% in operating costs.

EBITDAR

The EBITDAR margin reached 11.1% to R$ 289.3 million in 2Q10, representing a margin increase of 3.8 percentage points compared to 2Q09, mainly due to all the factors described above about incomes and expenses.

Finance result and fuel derivatives

(In millions of Reais)			2Q10 vs		2Q10 vs	Jan-Jun	Jan-Jun	1H10 vs
	2Q10	2Q09	2Q09	1Q10	1Q10	2010	2009	1H09

Finance income
Interest income from financial
investments	32.1	14.1	127.1%	30.0	6.8%	62.1	40.0	55.2%
Exchange gains	317.6	1,203.1	-73.6%	480.2	-33.9%	797.8	1,432.6	-44.3%
Financial instrument gains WTI
Unrealized	50.4	471.6	-89.3%	59.8	-15.7%	110.2	699.3	-84.2%
Other	3.4	7.8	-56.8%	6.1	-44.3%	9.4	14.2	-33.6%
Total	403.5	1,696.6	-76.2%	576.1	-30.0%	979.6	2,186.1	-55.2%

Finance expenses
Exchange losses	(392.1)	(143.0)	174.2%	(564.6)	-30.6%	(956.7)	(309.4)	209.2%
Interest expense	(103.1)	(99.6)	3.5%	(125.2)	-17.7%	(228.3)	(217.0)	5.2%
Financial instrument losses WTI
Realized	(54.5)	(160.3)	-66.0%	(49.3)	10.5%	(103.8)	(450.3)	-76.9%
Unrealized	(53.1)	-	-	-	-	(53.1)	-	-
Other	(12.0)	(9.8)	23.1%	(10.4)	15.4%	(22.4)	(16.8)	33.7%
Total	(614.8)	(412.7)	49.0%	(749.5)	-18.0%	(1,364.2)	(993.5)	37.3%

Net finance result and fuel
derivatives	(211.3)	1,283.9	-	(173.4)	21.8%	(384.6)	1,192.7	-

Interest income from financial investments

We ended the 2Q10 approximately with R$ 2.3 billion in cash, cash equivalents and investments. The interest income from this investments represented R$ 32.1 million in 2Q10 compared to revenues of R$ 14.1 in 2Q09. This increase is mainly due to an increase of approximately R$ 1.3 billion in cash comparing the 2Q10 to 2Q09.

Exchange gains and losses

The exchange rate from R$ 1.78 in the end of 1Q10 to R$ 1.80 in the end of 2Q10, mainly over the capital lease totalized a net expense of R$ 74.4 million compared to a net revenue of R$ 1,060.1 in 2Q09.

Interest expenses

Our total interest expenses recorded R$ 103.1 million, witch refers to capital leases and to interests paid by our debentures, bonds and other loans issues.

Financial instrument gains and losses WTI

We ended the 2Q10 with an unrealized loss on hedge financial instruments of R$ 2.7 million due to mark to market of our fuel hedge positions, where the WTI rose from US$ 83.8 per barrel in the end of 1Q10 to US$ 75.6 per barrel in the end of the 2Q10. The realized loss on financial instruments of 2Q10 amounted R$ 54.5 million due to the variation in the price of WTI compared to average strike prices.

Cash Flow

(In millions of Reais)	2Q10	2Q09	2Q10 vs 2Q09	1Q10	2Q10 vs 1Q10	Jan-Jun 2010	Jan-Jun 2009	1H10 vs 1H09

Increase (decrease) in net cash
from activities:

Operating	342.0	187.9	82.0%	(366.2)	-	(24.3)	414.0	-
Investing	(176.8)	(74.8)	-	11.0	-	(165.8)	(201.7)	-17.8%
Financing	(451.4)	(236.1)	91.2%	499.0	-	47.6	(391.0)	-

Net cash increase (decrease) in
cash and cash equivalents	(286.2)	(123.0)	132.7%	143.8	-	(142.4)	(178.6)	-20.3%

Cash Flow from operational activities

The cash generated in our operational activities was R$ 342.0 million in 2Q10, comparing to R$187.9 million generated in 1Q10, mainly due to the deferred revenue of R$ 126.5 million.

Cash Flow from investment activities

The cash used on investment activities was R$ 176.8 million in 2Q10, while in 2Q09 amounted R$ 74.8 million, mainly due to the investments on restricted cash of R$ 77.2 million, acquisitions of property, plants and equipments of R$ 61.0 million and pre-delivery payment of aircraft of R$ 21.9 million in the quarter.

Cash Flow from financing activities

The cash used in financing activities amounted R$ 451.4 million in the 2Q10, while in the 2Q09 was R$ 236.1 million, mainly due to dividends payment of R$ 208.3 million and the payment of liabilities in the quarter.

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus Fidelidade and the holding TAM SA, as well as its eliminations and the consolidated result of the second quarter of 2010.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	12,400.1	1,062.5	1,313.0	14,775.6	(1,515.1)	13,260.5

Revenue	2,644.3	93.5	-	2,737.8	(126.4)	2,611.4

Operating expenses	(2,640.8)	(62.3)	(2.0)	(2,705.1)	126.4	(2,578.8)
Equity	-	-	(151.2)	(151.2)	151.2	0.0

Operating profit before changes in fair
value of fuel derivatives and aircraft	3.5	31.2	(153.2)	(118.5)	151.2	32.7
revaluation

Changes in fair value of fuel derivatives	(57.2)	-	-	(57.2)	-	(57.2)
Gains (losses) on aircraft revaluation	-	-	-	-	-	-
recognized in the statement of income

Operating profit/(losss)	(53.7)	31.2	(153.2)	(175.7)	151.2	(24.5)

Financial income	340.2	3.9	9.0	353.1	-	353.1
Financial expenses	(494.7)	(0.0)	(12.4)	(507.1)	-	(507.1)
Profit/(loss) before income tax and
social contribution	(208.2)	35.0	(156.5)	(329.7)	151.2	(178.5)

Income tax and social contribution	40.0	(11.9)	2.4	30.5	-	30.5
Non-controlling interest	-	-	-	-	(6.1)	(6.1)

Net Income	(168.2)	23.1	(154.1)	(299.1)	145.0	(154.1)

Indebtedness

Our total liability at the end of the 2Q10 was R$ 7,695 million, of which 84% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)						As of June 30, 2010

							Leases not
	Lease						included in the	Total Debt
	Payable	Loans	Debentures	Bonds	Total	% Total	Balance Sheet	Ajusted
Short Term
Jul/2010 to Jun/2011	699,389	524,523	493,286	117,528	1,834,726	19%	374,833	2,209,559

Long Term
2011 (Jul to Dec)	337,422	13,123	320,033	44,390	714,967	7%	182,117	897,084
2012	652,533	7,047	473,504	88,789	1,221,873	13%	308,098	1,529,971
2013	631,497	1,592	187,269	88,789	909,147	9%	209,023	1,118,169
2014	623,471	1,189	0	88,789	713,449	7%	127,247	840,697
2015	535,477	1,189	0	88,789	625,454	7%	81,387	706,842
2016 and thereafter	2,222,233	7,299	0	1,339,464	3,568,996	37%	74,960	3,643,956
Total	5,702,022	555,962	1,474,092	1,856,537	9,588,613	100%	1,357,664	10,946,277
Discount effect	-749,582	-16,434	-360,855	-766,764	-1,893,635	-20%	0	-1,893,635
Accounting value	4,952,440	539,528	1,113,237	1,089,773	7,694,978	80%	1,357,664	9,052,642
In Foreign Currency	99%	99%	0%	100%	84%		100%	86%
In Local Currency	1%	1%	100%	0%	16%		0%	14%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 9,053 million, of which 86% is foreign currency denominated.

HEDGE

Current Position

	Volume1	Strike2	Coverage3
3Q10	930	101	24%
4Q10	785	98	20%
1Q11	725	90	19%
2Q11	720	86	18%
Total 12 months	3,160	94	20%
3Q11	720	86	18%
4Q11	720	86	18%
1Q12	720	86	18%
2Q12	240	86	6%
Total 24 months	2,400	86	15%
1 Volume in thousands of barrels
2 Average Strike (USD/barrel)
3 Projected consumption coverage

On this table can we show our current fuel hedge position, the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 20% of our consumption with an average strike price of US$94 per barrel. Between 13 and 24 months, our percentage of coverage is 15% of projected consumption with an average strike of US$ 86 per barrel.

Cash flow s Impact

Based on the table above, we present a sensitivity analysis for future cash outflow to our hedge positions until the second quarter of 2012, assuming different scenarios with average WTI prices in 70, 80 and 90 dollars per barrel. We can see that we no longer have any concentration of cash outflow over the upcoming quarters, as higher volumes were in 2009.

In the beginning of 2009, we renegotiated our future hedge positions, with the objective of differing the company s cash outflow and to mature our positions in a moment where the WTI was less volatile and with price levels closer to the strike prices of operations. The impact of the renegotiation of the future hedge positions was a reduction in cash outflow of US$ 117 million over the year.

Network and fleet plan

Domestic network

The second quarter is a period of weaker demand, causing reduction of 8.1 percentage points in our load factor rates comparing with the previous quarter. To adjust supply and demand, partially offsetting this reduction, we decrease the utilization of aircraft by 1.6%, causing a reduction of 0.6% in ASK.

We keep launching new routes, improving and expanding our domestic network. We announce new flights that will impact the third quarter, linking the Galeão airport in Rio de Janeiro to the cities of Brasilia (beginning in July) and Campo Grande (beginning in August). We also increased capacity on flights between São Paulo and the Northeast, replacing two A320 aircraft with 174 seats for two A321 with 220 seats.

Moreover, as described on page 3, we announced new routes that will be operated by Pantanal Airlines beginning in August 23.

International Network

The international market remained quite strong in terms of demand, keeping load factor rates flattish comparing with the previous quarter. During this period we received two new A330 aircraft, the first on May 7th and the second in early June that operated charter flights during the World Cup and then the high season in Orlando. The new routes to Europe, from the Tom Jobim International Airport (Galeão) to Frankfurt (Germany) and London (England) received approval from ANAC and started on August 10th. We also received approval from ANAC for the flight between Sao Paulo and Bogotá, Colombia, that should start until December.

Fleet

We ended 2009 with 132 aircraft in our fleet. In the first quarter 2010 we received 3 new A319 aircraft, and with the 5 ATR-42 from Pantanal, we ended the quarter with 140 aircraft. In the second quarter 2010 we received one new A320 aircraft, and two A330 aircraft, closing the quarter with 143 aircraft.

		2nd Quarter
		Total		Leasing Types
Models	Capacity			Financial		Operating
		2010	2009	2010	2009	2010	2009
A330	212 / 213 seats	18	16	16	14	2	2
A340	267 seats	2	2	2	2	0	0
B767	205 seats	3	3	3	3	0	0
B777	365 seats	4	4	4	4	0	0
Wide Body		27	25	25	23	2	2
A319	144 seats	24	20	15	11	9	9
A320	156 / 174 seats	82	82	27	27	55	55
A321	220 seats	5	5	5	5	0	0
Narrow Body		111	107	47	43	64	64
ATR-42	45 seats	5	0	0	0	5	0
Total		143	132	72	66	71	66

This classification is in accordance with the accounting rule.
Contractually, we have only four financial leasing, the aircraft B777.

Fleet Plan

In June, we announced the order of 20 brand-new Airbus A320 family aircrafts and five A350-900. The order purpose is to fulfill the fleet plan already announced and reinforce the commitment of maintaining a fleet with low average age.

We added to our fleet plan three aircraft, being two A319s and one A320, whose returns were delayed to meet the needs of the new Pantanal s network.

Models	2010	2011	2012	2013	2014
A330	18	20
A340	2	2
Airbus Wide Body	20	22	20	18	21
B767	3	3	3	3	0
B777	4	4	8	10	10
Total Wide Body	27	29	31	31	31
A319	27	30
A320	85	85
A321	7	9
Total Narrow Body	119	124	128	132	137
ATR-42	5	5	0	0	0

Total	151	158	159	163	168

2010 Guidance

The demand in the domestic market grew 26% from January to July 2010, and we believe that growth will be les intense in the second half, resulting in an average increase of 14-18% in 2010 against the previous year. On the supply side, we are still growing below our estimates, but we expect stronger growth for the second half, reaching our estimates. The increase will come from a combination of the arrival of new aircraft and the increase in aircraft utilization in a period of stronger demand. In the domestic market we have already received three A319 and one A320 aircraft and until the end of the year we will receive one more A319, two A320 and two A321. In the international market, we received two new A330 aircraft in the second quarter. In the domestic market we are operating with load factor according to our estimates. In the international market, our load factor rates are above estimates and we do not expect to reduce these levels until the end of the year. Our CASK excluding fuel expenses is 10% below the first half of 2009. Up to now, the WTI assumption is below our estimates, and the dollar rate is roughly in line with our expectations.

Tables

Operating data

	2Q10	2Q09	2Q10 vs 2Q09	1Q10	2Q10 vs 1Q10	Jan-Jun 2010	Jan-Jun 2009	Variation
Total
Trasnsported Passangers (thousands)	7,719	7,090	8.9%	8,292	-6.9%	16,011	14,414	11.1%
RPK (million)	11,390	10,183	11.9%	12,241	-6.9%	23,631	20,988	12.6%
ASK (million)	16,978	15,793	7.5%	16,979	0.0%	33,957	31,897	6.5%
Load factor - %	67.1	64.5	2.6 p.p.	72.1	-5.0 p.p.	69.6	65.8	3.8 p.p.
Break-even Load Factor - %	66.2	68.9	-2.7 p.p.	69.4	-3.2 p.p.	67.9	66.1	1.7 p.p.
Average tariff	280	264	6.1%	267	4.9%	273	285	-4.2%
Flight hours	151,094	137,459	9.9%	148,084	2.0%	299,178	278,598	7.4%
Kilometers flown (thousands)	90,185	82,981	8.7%	89,510	0.8%	179,694	168,226	6.8%
Liters of fuel (million)	589,487	535,653	10.1%	588,758	0.1%	1,178,245	1,086,364	8.5%
Aircraft utilization (hours per day)	11.6	11.6	-0.1%	12.2	-4.9%	11.6	11.8	-2.4%
Aircraft utilization by track (hours per day)	12.5	12.2	2.5%	12.7	-1.6%	12.8	12.4	3.2%
Landings	73,332	69,618	5.3%	73,270	0.1%	146,602	141,359	3.7%
Stage Length	1,230	1,192	3.2%	1,222	0.7%	1,226	1,190	3.0%
Total number of employees	26,285	24,192	8.7%	25,103	4.7%	26,285	24,192	8.7%
- TAM Airlines	25,162	23,460	7.3%	24,246	3.8%	25,162	23,460	7.3%
- TAM Mercorsur	477	437	9.2%	486	-1.9%	477	437	9.2%
- TAM Viagens	329	295	11.5%	316	4.1%	329	295	11.5%
- Multiplus Fidelidade	65	0	-	55	-	65	0	-
- Pantanal	252	0	-	0	-	252	0	-
WTI end (NYMEX) (at US$/Barril)	75.6	69.9	8.2%	83.8	-9.8%	79.4	44.6	77.9%
WTI average (NYMEX) (at US$/Barril)	78.1	59.8	30.6%	78.9	-1.0%	76.2	58.7	30.0%
End of period exchange rate (R$ / US$)	1.8015	1.9516	-7.7%	1.7810	1.2%	1.8015	1.9516	-7.7%
Average exchange rate (R$ / US$)	1.7921	2.0748	-13.6%	1.8024	-0.6%	1.7973	2.1930	-18.0%
Domestic Market
Trasnsported Passangers (thousands)	6,509	5,988	8.7%	7,043	-7.6%	13,551	12,190	11.2%
RPK domestic (million)	6,335	5,743	10.3%	7,220	-12.3%	13,555	11,975	13.2%
ASK domestic (million)	10,357	9,311	11.2%	10,422	-0.6%	20,780	19,024	9.2%
Domestic Load Factor %	61.2	61.7	-0.5 p.p.	69.3	-8.1 p.p.	65.2	62.9	2.3 p.p.
Market share - %	42.0	46.2	-4.2 p.p.	0.4	0.0 p.p.	42.2	45.6	-3.4 p.p.
International Market
Transported Passangers (thousands)	1,210	1,101	9.9%	1,249	-3.1%	2,459	2,224	10.6%
RPK international (million)	5,055	4,440	13.9%	5,020	0.7%	10,075	9,013	11.8%
ASK international (million)	6,621	6,482	2.1%	6,557	1.0%	13,177	12,873	2.4%
International Load Factor %	76.4	68.5	7.9 p.p.	76.6	-0.2 p.p.	76.5	70.0	6.4 p.p.
Market share - %	86.6	86.6	0.0 p.p.	82.8	3.8 p.p.	84.7	86.5	-1.8 p.p.

Condensed Balance Sheet

(In millions of Reais)	June, 30 2010	December, 31 2009		June, 30 2010	December, 31 2009

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	932.7	1,075.2	Suppliers	346.9	431.0
Financial assets at fair value	1,310.7	1,011.0	Financial liabilities	1,480.5	1,244.7
through profit and loss
Trade accounts receivable	1,468.0	1,122.0	Salaries and social charges	370.3	307.6
Inventories	168.5	195.1	Deferred income	1,786.9	1,698.3
Taxes recoverable	129.0	99.3	Taxes, charges and contributions	257.4	179.7

Prepaid expenses	145.2	148.9	Proposed interest on own capital and dividends	0.7	234.0

Other receivables	107.0	143.0	Derivative financial instruments	128.7	235.7
	4,261.2	3,794.4	Other current liabilities	201.2	123.7
				4,572.5	4,454.7
Non-current assets
Restricted cash	114.8	79.4	Non-current liabilities
Deposits in guarantee	54.2	59.5	Financial liabilities	6,214.5	5,924.7
Deferred income tax and social
contribution	690.0	621.8	Derivative financial instruments	48.4	6.3
Prepaid aircraft maintenance	429.7	408.6	Deferred income	83.3	100.2
Other receivables	27.9	28.5	Provisions for contingencies	757.1	666.6

Property, plant and equipment	7,283.7	6,910.5	Refinanced taxes payable under Fiscal Recovery Program	399.9	319.7

Intangible assets	399.0	241.7	Other non-current liabilities	207.5	173.9
	8,999.4	8,350.1		7,710.7	7,191.4

			Total liabilities	12,283.2	11,646.1

			Stockholders equity
			Capital and reserves attributable to
			equity holders of TAM S.A
			Share capital	675.5	675.5
			Revaluation reserve	110.4	116.5
			Other reserves	637.8	131.6
			Accumulated deficit	(636.4)	(428.6)
				787.3	495.0
			Non-controlling interest	190.1	3.4

			Total Stockholders equity	977.3	498.4

Total Asset	13,260.5	12,144.5	Total liabilities and Stockholders equity	13,260.5	12,144.5

Cash Flow

	Three months period ended		Six months period ended
	June, 30	June, 30	June, 30	June, 30
(In millions of Reais)	2010	2009	2010	2009

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	413.0	268.4	123.1	674.7
Tax paid	(0.4)	(3.2)	(1.4)	(86.2)
Interest paid	(70.7)	(77.3)	(145.9)	(174.5)
Net cash generated from (used in) operating
activities	342.0	187.9	(24.3)	414.0

Cash flows from investing activities
Investments in restricted cash	(77.2)	6.6	(35.5)	(118.1)
Cash flows from from business combination	-	-	(9.5)	-
Proceeds from sale property, plant and equipment	12.5	1.3	18.8	30.6
Purchases of property, plant and equipment	(61.1)	(45.8)	(71.4)	(88.7)
Purchases of intangible assets	(29.0)	(35.2)	(57.4)	(41.7)
Deposits in guarantee	-
Reimbursement	-	8.0	5.3	35.3
Deposits made	-	(2.9)	-	(6.4)
Pre-delivery payments	-
Reimbursement	106.2	14.1	86.3	76.9
Payments	(128.2)	(20.9)	(102.4)	(89.6)
Net cash from (used in) investing activities	(176.8)	(74.8)	(165.8)	(201.7)

Cash flows from financing activities
Proceeds from issuance of common shares	0.2	-	2.8	-
Net cash received in IPO of subsidiary Multiplus	-	-	657.0	-
Dividends paid to the Company's stockholders	(208.3)	-	(233.3)	-
Short and long-term borrowings
Issuance	-	-	-	23.2
Repayment	(107.9)	(93.6)	(117.2)	(130.8)
Repayment of finance leases	(135.3)	(142.6)	(261.8)	(283.4)
Net cash increase (used in) from financing activities	(451.4)	(236.1)	47.6	(391.0)

Net increase (decrease) in cash and cash
equivalents	(286.2)	(123.0)	(142.4)	(178.6)

Cash and cash equivalents at beginning of period	1,219.0	616.1	1,075.2	671.8

Cash and cash equivalents at end of period	932.7	493.1	932.7	493.1

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company s share in the total market demand (measured in RPK)

Capacity Share - Company s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relations Contacts

Marco Antonio Bologna (CEO TAM SA)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas SA and Investor Relations Director TAM SA)
Jorge Bonduki Helito (Investor Relations Manager)
Marcus Vinicius Rojo Rodrigues (Investor Relations)
Suzana Michelin Ramos (Investor Relations)
Tel.: +55 11 5582 9715
Fax: +55 11 5582 8149
invest@tam.com.br
www.tam.com.br/ir

About us: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 43.0% domestic market share and 82.7% international market share in July 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

Forward-looking statement:

This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.